SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.     Description

No. 1           Holding(s) in Company released on 11 June 2004
No. 2           DCMS response released on 14 June 2004

Exhibit No.1

                                  SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     9 JUNE 2004


11)  Date company informed

     11 JUNE 2004


12)  Total holding following this notification

     60,732,308


13)  Total percentage holding of issued class following this notification

     10.12%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     Tel: 020 7706 1111


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification       11 JUNE 2004




Amendment # 8

NOTIFICATIONS UNDER SECTIONS 198 TO 202  - U.K. COMPANIES ACT


1. Company in which shares are held: Rank Group Plc


2. Notifiable Interest: Ordinary Shares


     (A)  FMR Corp.
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.   The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C. Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International
Limited and its direct and indirect
subsidiaries.




Schedule A

Security: Rank Group Plc                                 Revised Amendment # 8


                                MANAGEMENT
                 SHARES HELD     COMPANY    NOMINEE/REGISTERED NAME
(Ordinary Shares)
                   3,559,768       FMRCO    State Street Nominees Limited
                  10,105,455       FMRCO    Chase Nominees Ltd
                   5,176,031       FMRCO    HSBC
                     601,500       FMTC     BT Globenet Nominees Limited
                     195,000       FMTC     Bank of New York
                     723,021       FMTC     State Street Bank & Trust
                     185,700       FMTC     State Street Nominees Ltd.
                     296,693       FMTC     Sumitomo T&B
                      56,600       FMTC     Chase Nominees Ltd.
                       1,700       FMTC     Lloyds Bank Nominees Limited
                      28,004       FMTC     Master Trust Japan
                     158,500       FMTC     Northern Trust
                      29,900       FMTC     Mellon Bank
                     919,040       FISL     Chase Nominees Ltd
                  19,541,195       FISL     Chase Manhattan Bank London
                     273,300       FPM      Citibank
                     337,000       FPM      Chase Nominees Ltd
                     594,400       FPM      HSBC Client Holdings Nominee (UK)
                                             Limited
                     985,600       FPM      Bankers Trust
                     184,900       FPM      Bank of New York London
                   4,488,273       FIL      Chase Manhattan Bank London
                     151,000       FIL      Deutsche Bank
                   1,065,700       FIL      Northern Trust
                   3,388,436       FIL      JP Morgan
                   1,433,873       FIL      State Street Bank & Trust
                     180,200       FIL      Mellon Nominees Ltd
                     348,700       FIL      State Street Nominees Ltd
                     554,900       FIL      Bank of New York Brussels
                   2,034,223       FIL      Bank of New York London
                     873,911       FIL      Nortrust Nominees Ltd
                     412,700       FIL      Morgan Stanley
                     462,410       FIL      HSBC Client Holdings Nominee (UK)
                                             Limited
                     126,700       FIL      Chase Nominees Ltd
                     487,331       FIL      Northern Trust
                      11,600       FIL      National Australia Bank
                       6,600       FIL      PICG
                     121,800       FIL      Chase Manhattan Bank AG Frankfurt
                      16,000       FIL      State Street Hong Kong
                      27,900       FIL      Citibank
                     586,744       FIL      Brown Brothers Harriman

Total Ordinary
Shares            60,732,308

Current ownership
percentage:           10.12%

Shares in issue: 600,210,406

Change in holdings
 since last
  filing:         +5,596,430 ordinary shares


Exhibit No.2

DCMS RESPONSE TO JOINT COMMITTEE REPORT ON THE DRAFT GAMBLING BILL

The Rank Group Plc ("Rank") has noted the publication today of the detailed response by the Department of Culture Media and Sport ("DCMS") to the report issued by the Joint Committee on the Draft Gambling Bill ("JCDGB") which was issued on 7 April 2004.

Today's announcement is a further step towards updating the regulatory framework for UK gaming. In particular, the comments from Tessa Jowell, Secretary of State for Culture, Media and Sport, that she hopes to introduce a Gambling Bill as soon as possible, "hopefully later this year", are very encouraging.

The response from DCMS is more restrictive in certain areas than originally envisaged, in particular in relation to numbers and categories of slot machines. However, Rank remains confident that the overall impact of the new legislation, which will include the abolition of the 24-hour rule and the introduction of casino advertising, will be significant.

Commenting on the DCMS response, Mike Smith Chief Executive said:

"Today's response is another step towards the modernisation of the UK gaming regulations. The proposed timetable for introduction of the new Bill is particularly encouraging.

Rank's strategy is unchanged. The Group continues to invest in its UK gaming activities through new licences, relocations and renovations of existing premises. With 155 premises and a further two opening before the end of 2004, the Group already has over 3.3m square feet of licensed gaming premises and is well placed to take advantage of the new law, as and when it is introduced."

                                    - ends -

Enquiries:

The Rank Group Plc 0207 535 8031

Peter Reynolds

The Maitland Consultancy 020 7379 5151

Suzanne Bartch

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  21 June 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary